Exhibit 99.2

Consolidated Financial Statements of

BELLUS HEALTH INC.

Years ended December 31, 2022 and 2021

(In thousands of United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of BELLUS Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BELLUS Health Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2022 and 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the financial performance and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Evaluation of accrued or prepaid expenses for research and development

As discussed in Note 2(d)(i) to the consolidated financial statements, the Company records an estimate of accrued expenses for research and development activities. As at December 31, 2022, accrued expenses for research and development activities amount to $4,563 and prepaid expenses for research and development activities total $13,998. The majority of service providers invoice the Company in arrears for services performed, either on a pre-determined schedule or when contractual milestones are met. However, some service providers require advanced payments such that payments to the service providers exceed the level of services provided. This impacts the amount of accrued expenses and prepaid balances related to research and developments costs as of period end. The period-end evaluation process involves assessing the status of research and development activities by analyzing open purchase orders, discussions with Company personnel, and communicating with service providers. This information is used to identify services performed and estimate the level of service performed on the Company’s behalf and the associated cost incurred for the service, when the Company has not otherwise been notified of the actual cost. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust research and development expenses in subsequent periods.

We identified the evaluation of accrued and prepaid expenses incurred for research and development as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s assessment of the status of research and development activities, specifically, the period over which services were performed and the level of effort expended in the period.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the research and development activities process. This included controls related to the assessment of the period over which services were performed and the level of effort expended in the period. For a selection of research and development purchase orders, we evaluated the period over which services were performed and the level of effort expended by (1) inspecting executed contracts and change orders, if any, including timelines and budgets, (2) inspecting correspondence between the Company and its suppliers, and (3) inquiring of Company personnel responsible for overseeing the respective research and development activities. We compared these results to the information used in the Company’s estimate of accrued expenses incurred to date.

We have served as the Company’s auditor since 1995.

/s/ KPMG LLP

Montréal, Québec
March 23, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of BELLUS Health Inc.

Opinion on Internal Control Over Financial Reporting

We have audited BELLUS Health Inc.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of loss and other comprehensive loss,changes in shareholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 23, 2023 expressed an unqualified opinion on those consolidated financial statements

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting in Management’s Discussion and Analyis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Québec
March 23, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

BELLUS HEALTH INC.

Consolidated Financial Statements

Years ended December 31, 2022 and 2021

BELLUS HEALTH INC.

Consolidated Statements of Financial Position

December 31, 2022, December 31, 2021

(In thousands of United States dollars)

	December 31,	December 31,
	2022	2021
Assets

Current assets:
Cash and cash equivalents (note 4)	$87,250	$150,078
Short-term investments (note 4)	249,807	98,728
Trade and other receivables	663	369
Research tax credit receivable	980	1,000
Prepaid expenses and other assets (note 5)	17,193	8,029
Total current assets	355,893	258,204

Non-current assets:
Right-of-use asset (note 6)	1,306	853
Other assets	340	218
Deferred tax asset (note 12)	181	220
In-process research and development asset (note 7)	50,100	50,100
Total non-current assets	51,927	51,391
Total Assets	$407,820	$309,595

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables (note 8)	$15,525	$16,674
Current income tax liabilities (note 12)	—	21
Lease liability (note 6)	351	254
Total current liabilities	15,876	16,949

Non-current liabilities:
Lease liability (note 6)	932	617
Total non-current liabilities	932	617
Total Liabilities	16,808	17,566

Shareholders’ equity:
Share capital (note 9 (a))	977,320	799,391
Other equity (notes 9 (b) (i) and (ii))	46,232	37,664
Deficit	(641,838)	(554,324)
Accumulated other comprehensive income	9,298	9,298
Total Shareholders’ Equity	391,012	292,029
Commitments and contingencies (note 14)
Subsequent event (note 19)
Total Liabilities and Shareholders’ Equity	$407,820	$309,595

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

(Signed) Pierre Larochelle	(Signed) Franklin M. Berger
Director	Director

BELLUS HEALTH INC.

Consolidated Statements of Loss and Other Comprehensive Loss

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data)

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Revenues	$16	16

Expenses:
Research and development	58,894	59,791
Research tax credits	(491)	(754)
	58,403	59,037

General and administrative	19,496	14,263
Total operating expenses	77,899	73,300
Loss from operating activities	(77,883)	(73,284)
Finance income	5,083	1,916
Finance costs	(3,220)	(55)
Net finance income (note 11)	1,863	1,861
Loss before income taxes	(76,020)	(71,423)
Income tax expense (recovery) (note 12)	60	(199)
Net loss and total comprehensive loss for the year	$(76,080)	$(71,224)

Loss per share (note 13)
Basic and diluted	$(0.66)	$(0.90)

See accompanying notes to consolidated financial statements.

BELLUS HEALTH INC.

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2022 and 2021

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 9 (a))

Balance, December 31, 2021	$799,391	$37,664	$(554,324)	$9,298	$292,029

Net loss and total comprehensive loss for the year	—	—	(76,080)	—	(76,080)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2022 Offering (note 9 (a))	175,950	—	(11,434)	—	164,516

Issued upon stock options exercise (note 9 (b) (i))	1,979	(1,852)	—	—	127

Stock-based compensation (note 9 (b) (i))	—	10,420	—	—	10,420

Balance, December 31, 2022	$977,320	$46,232	$(641,838)	$9,298	$391,012

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 9 (a))

Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

Net loss and total comprehensive loss for the year	—	—	(71,224)	—	(71,224)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2021 Offering (note 9 (a))	224,000	—	(14,271)	—	209,729

Issued upon stock options exercise (note 9 (b) (i))	105	(49)	—	—	56

Stock-based compensation (note 9 (b) (i))	—	6,353	—	—	6,353

Balance, December 31, 2021	$799,391	$37,664	$(554,324)	$9,298	$292,029

See accompanying notes to consolidated financial statements.

BELLUS HEALTH INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2022 and 2021

(in thousands of United States dollars)

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Cash flows from (used in) operating activities:
Net loss for the year	$(76,080)	$(71,224)
Adjustments for:
Depreciation (note 6)	305	193
Stock-based compensation	10,420	6,353
Net finance income, excluding realized effect of foreign exchange on operating assets and liabilities	(2,034)	(1,861)
Other items	7	21
Changes in operating assets and liabilities
Trade and other receivables	(323)	(50)
Research tax credits receivable	(48)	(265)
Prepaid expenses and other assets	(9,169)	(4,441)
Deferred tax asset	39	(220)
Trade and other payables	(192)	10,258
Current income tax liabilities	(21)	21
	(77,096)	(61,215)
Cash flows from (used in) financing activities:
Issuance of common shares through 2022 Offering, net of share issue costs	164,516	—
Issuance of common shares through 2021 Offering, net of share issue costs	(771)	210,466
Issuance of common shares - Proceeds received from exercise of stock options	127	56
Payment of deferred financing costs	(393)	(431)
Lease liability – principal repayments	(331)	(209)
Interest paid	(37)	(26)
	163,111	209,856

Cash flows from (used in) investing activities:
Purchases of short-term investments	(267,328)	(97,887)
Sales of short-term investments	117,460	49,389
Interest received	1,600	270
	(148,268)	(48,228)
Net (decrease) increase in cash and cash equivalents	(62,253)	100,413

Cash and cash equivalents, beginning of year	150,078	48,889
Effect of foreign exchange on cash and cash equivalents	(575)	776

Cash and cash equivalents, end of year	$87,250	$150,078

Supplemental cash flow disclosure:
Non-cash transactions:
Share issue costs related to equity offerings, in Trade and other payables	$—	$737
Deferred financing costs, in Trade and other payables	125	142
Ascribed value related to issuance of common shares upon stock options exercise (note 9 (b) (i))	1,852	49
Value of DSUs in prepaid expenses and other assets (note 9 (b) (ii))	92	103

See accompanying notes to consolidated financial statements.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

1.    Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”). Camlipixant is a highly selective second-generation antagonist of the P2X3 receptor, a clinically validated target to treat cough hypersensitivity. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, Canada H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol BLU.

The Company is subject to a number of risks, including risks associated with the conduct of its product candidate’s development programs and results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. The Company has incurred significant operating losses and negative cash flows from operations since inception. To date, the Company has financed its operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits, and will require additional financing in the future. The ability of the Company to ultimately achieve future profitable operations is dependent upon the successful development of its product candidates obtaining regulatory approval in various jurisdictions and successful sale or commercialization of the Company’s products and technologies, which is dependent on a number of factors outside of the Company’s control.

2.    Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the year ended December 31, 2022 were approved by the Board of Directors on March 23, 2023.

The financial statements have been prepared on an historical cost basis, except for certain of the Company’s accounting policies and disclosures that require the determination of fair value, namely:

●	Liabilities related to cash-settled share-based arrangements and stock-based compensation, which are measured at fair value on grant date pursuant to IFRS 2, Share-based payments.
●	Lease liabilities, which are initially measured at the present value of minimum lease payments.
(b)	Basis of measurement:

In establishing the fair value, the Company uses a fair value hierarchy based on levels as defined below:

●	Level 1: defined as observable inputs such as quoted prices in active markets.
●	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.Basis of preparation (continued):

(c)	Functional and presentation currency:

Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency for all years presented.

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

A critical judgment in applying accounting policies that has the most significant effect on the amounts recognized in the consolidated financial statements relates to the use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment is included within the following notes and is described below:

(i)	Estimate of prepaid expenses or accrued expenses for research and development:

The Company records an estimate of accrued expenses for research and development. The period-end process involves assessing the status of research and development activities by analyzing open purchase orders and having discussions with the Company's personnel and service providers. This information is used to identify services that have been performed and estimate the level of service performed on the Company's behalf and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of the actual cost.

For research and development activities, the majority of service providers invoice the Company in arrears for services performed, either on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments, such that payments to the service providers exceed the level of services provided. This impacts the amount of accrued expenses and prepaid balances related to research and developments costs as of period end.

The Company estimates its accrued expenses and prepaid expenses as of each statement of financial position date in its financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust research and development expenses in subsequent periods.

Other areas requiring the use of management estimates and judgements include assessing the recoverability of research tax credits, estimating the recoverable amount of the in-process research and development asset related to BLU-5937 for the purpose of the annual impairment test as well as estimating the initial fair value of equity-classified stock-based compensation. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they are made and in future periods affected.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.    Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(a)   Basis of consolidation:

These consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

Subsidiaries are entities controlled by BELLUS Health Inc. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)   Cash, cash equivalents and short-term investments:

The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents. Investments with maturities greater than three months and less than one year are presented as short-term investments in the consolidated statement of financial position.

(c)   Revenue recognition:

Revenue from contracts with customers is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A company recognizes revenue when it transfers control of a product or service to a customer. The Company does not have any revenue from contracts with customers.

Revenue from other contracts may be derived from development and other services provided by the Company. Revenue from contracted services is recognized over time as the contracted services are performed.

Consideration received from other contracts may also include amounts received as licensing fees, costs reimbursements, sales-based royalty payments, upfront payments and regulatory and sales-based milestone payments for specific achievements. Revenue is recognized in income only when conditions and events under the contract have been met or occurred and it is probable that the Company will collect the consideration to which it is entitled.

(d)  Research and development:

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s development programs. Overhead expenses comprise general and administrative support provided to the development programs and involve costs associated with support activities.

Research expenditures undertaken with the prospect of gaining new scientific or technical knowledge are expensed as incurred. Development expenditures are deferred when they meet the criteria for capitalization in accordance with IFRS, and the future benefits could be regarded as being reasonably certain. The criteria to be fulfilled in order to capitalize development costs are if such costs can be measured reliably, if the product or process is technically and commercially feasible, if future economic benefits are probable and if the Company intends to and has sufficient resources to complete the development and to use or sell the asset. As at December 31, 2022 and 2021, no development costs were deferred.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.Significant accounting policies (continued):

(e)  In-process research and development asset:

The in-process research and development (“IPR&D”) asset is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. Subsequent research and development costs associated with the IPR&D asset are accounted for consistent with the research and development policy in note 3 (d).

The Company assesses at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount.

The asset’s recoverable amount is the greater of its fair value less costs to sell (“FVLCS”) and its value in use. Management uses the Company’s share price at reporting date in its estimate of the FVLCS as it operates as one cash-generating unit. If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in income. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, had no impairment loss been recognized for the asset in prior years.

(f)  Government assistance:

Government assistance, consisting of research tax credits, is recorded as a reduction of the related expense. Research tax credits are recognized when management determines that there is reasonable assurance that the tax credits will be received. Research tax credits claimed for the current and prior years are subject to government review and approval which could result in adjustments to amounts recognized by the Company. Adjustments from tax authorities, if any, would be recognized in the period of revision.

(g)  Foreign exchange:

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are recognized in income.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.Significant accounting policies (continued):

(h)   Income taxes:

Deferred tax is recognized for temporary differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities and is recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)   Provisions:

A provision is recognized if, as a result of a past event, the Company has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(j)   Leases:

The Company is a lessee for a number of leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for its leases of property, the Company has elected not to separate non-lease components and accounts for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.Significant accounting policies (continued):

(j)   Leases (continued):

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made (measured at amortised cost using the effective interest method). It is remeasured if there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(k)  Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of dilutive stock options and broker warrants. The number of additional shares is calculated by assuming that outstanding stock options and broker warrants were exercised, and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(l)   Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment arrangements:

The Company follows the fair value-based method to account for stock options granted to employees, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period with a corresponding increase to equity. The Company uses the Black Scholes model to calculate the fair value of the stock options at grant date. For the stock options with graded vesting, the fair value of each tranche is recognized over its respective vesting period. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

When stock options are exercised, the Company issues new shares. The proceeds received, together with the related portion previously recorded in other equity, are credited to share capital.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.Significant accounting policies (continued):

(l)   Employee benefits (continued):

(ii)	Share-based payment arrangements (continued):

The Company also grants Deferred Share Units (“DSU”) as compensation for directors and designated employees. Upon termination of service, DSU participants are entitled to receive for each DSU credited to their account the payment in cash on the date of settlement based on the value of a BELLUS Health common share. For DSUs, compensation cost is measured based on the market price of the Company’s common shares from the date of grant through to the settlement date. Any changes in the market value of the Company’s common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income in the same line item as stock-based compensation expense.

(m)  Financial instruments:

The Company measures its financial instruments as follows:

Financial assets and Financial liabilities

(i)	Recognition and initial measurement:

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement:

Financial assets - Classification:

On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) – debt investment, FVOCI – equity investment or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL: it is held within a business model whose objective is to hold assets to collect contractual cash flows; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL: it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest in the principal amount outstanding.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.Significant accounting policies (continued):

(m)  Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)	Classification and subsequent measurement (continued):

Financial assets - Classification (continued):

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment by investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Subsequent measurement and gains and losses:

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in income.

Debt investments at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in income. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to income.

Equity investments at FVOCI are subsequently measured at fair value. Dividends are recognized as income in income unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to income.

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses are recognized in income.

Financial liabilities - Classification:

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

Financial liabilities - Subsequent measurement and gains and losses:

Financial liabilities at FVTPL are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in income. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in income. Any gain or loss on derecognition is also recognized in income.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

3.Significant accounting policies (continued):

(m)  Financial instruments (continued):

Financial assets and Financial liabilities (continued)

(ii)Classification and subsequent measurement (continued):

Cash, cash equivalents and short-term investments, trade receivables, amounts receivable under license agreements and other receivables are measured at amortized cost.

Trade and other payables are measured at amortized cost.

Share capital

Common shares that are not redeemable or are redeemable only at the Company’s option are classified as equity. Incremental costs directly attributable to the issue of equity-classified shares are recognized as a deduction from the deficit, net of any tax effects.

4.    Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	December 31,	December 31,
	2022	2021

Cash balances with banks	$12,906	$31,841
Short-term investments with initial maturities of three months or less or that can be withdrawn on demand:
Savings accounts and term deposits, yielding interest at 2.56% to 4.25% as at December 31, 2022 (December 31, 2021 – 0.15% to 0.73%)	74,344	118,237
Cash and cash equivalents	87,250	150,078

Short-term investments with initial maturities greater than three months:
Term deposits, yielding interest at 3.60% to 4.21%	54,875	—
Term deposits issued of CAD $30,478, yielding interest at 4.20% to 5.65% as at December 31, 2022 (December 31, 2021 – (CAD $34,007), 0.45% to 1.10%)	22,486	26,906
Bearer deposit notes, yielding interest at 0.40% to 5.20% as at December 31, 2022 (December 31, 2021 – 0.40%)	146,108	37,003
Bearer deposit notes issued of CAD $44,008, yielding interest at 0.80% to 0.85%)	—	34,819
T-Bill, yielding interest at 3.13%	26,338	—
Short-term investments	249,807	98,728
Cash, cash equivalents and short-term investments	$337,057	$248,806

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

5.     Prepaid expenses and other assets:

As at December 31, 2022, $13,998 of prepaid expenses relate to contracts with service providers for research and development activities and are presented in Prepaid expenses and other assets in the consolidated statement of financial position (2021 - $5,487).

6.    Right-of-use asset and lease liability:

BELLUS Health Inc.’s leases are mainly real estate leases for office space.

The Company leases office space in Laval, Quebec, Canada. In November 2021, this property lease was amended for the expansion of the leased office space, and for the extension of the initial lease term through December 31, 2024 (previous expiry date on September 30, 2023).

The Company also leases office space in Wilmington, Delaware, United States. This property lease was entered into in November 2022 and expires in September 2028. The property lease includes a renewal option upon expiry date, which was not accounted for in the Right-of-use asset and lease liability presented in the consolidated financial position.

Right-of-use asset:

Carrying
value

Cost:
Balance as at December 31, 2020	$802
Additions to right-of-use asset	545
Balance as at December 31, 2021	1,347
Additions to right-of-use asset	758
Balance as at December 31, 2022	$2,105

Accumulated amortization:
Balance as at December 31, 2020	$(301)
Depreciation	(193)
Balance as at December 31, 2021	(494)
Depreciation	(305)
Balance as at December 31, 2022	$(799)

Net carrying value:
Balance as at December 31, 2021	$853
Balance as at December 31, 2022	1,306

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.   Right-of-use asset and lease liability (continued):

Lease liability:

Carrying
value

Balance as at December 31, 2021	$871
Addition to lease liability	758
Interest expense	41
Principal repayment	(331)
Foreign exchange gain	(56)
Balance as at December 31, 2022	$1,283
Current portion of lease liability	351
Non-current portion of lease liability	$932

Balance as at December 31, 2020	$503
Addition to lease liability	545
Interest expense	29
Principal repayment	(209)
Foreign exchange loss	3
Balance as at December 31, 2021	$871
Current portion of lease liability	254
Non-current portion of lease liability	$617

The remaining life of the Company’s property lease in Canada as of December 31, 2022 is 2.0 years.Lease payments under the amended Lease were discounted using an incremental borrowing rate of 3.5%. Lease payments under the initial lease were discounted using an incremental borrowing rate of 5%.

The remaining life of the Company’s property lease in the United States as of December 31, 2022 is 5.7 years. Lease payments under the lease were discounted using an incremental borrowing rate of 6.15%.

Minimum annual payments under the non-cancelable leases, undiscounted, are as follows:

Years ending December 31,

2023	$431
2024	459
2025	158
2026	161
2027 and thereafter	275
$1,484

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.    In-process research and development asset:

As at December 31, 2022 and 2021, the aggregate carrying value of the in process research and development (“IPR&D”) asset related to camlipixant (BLU-5937) amounted to $50,100. The IPR&D asset related to BLU-5937 is accounted for as an indefinite-life intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

On March 25, 2020, the Company closed an asset purchase and sale agreement to acquire all of the remaining camlipixant and related P2X3 antagonists intellectual property assets from adMare BioInnovations’ NEOMED Institute, which is accounted for as an acquisition of assets. In consideration of the foregoing, the Company issued to adMare and AstraZeneca AB an aggregate of 4,770,000 BELLUS Health common shares from treasury, having an aggregate fair value of $47,749 at the date of the closing of the transaction, calculated using the average of the BELLUS Health’s March 25, 2020 opening and closing share price, plus a cash consideration paid to adMare of $352 (CAD $500). This acquisition was accounted for as a non-employee share-based payment transaction and measured using the consideration transferred by the Company. As at December 31, 2022 and 2021, the carrying amount of the IPR&D asset related to camlipixant did not exceed its estimated recoverable amount. The Company assesses at each reporting date whether there is an indication that the asset may be impaired. The recoverability of this asset is dependent on successfully developing this project and achieving the expected future revenues from commercialization.

8.    Trade and other payables:

Trade and other payables consist of:

	December 31,	December 31,
	2022	2021

Trade payables	$4,540	$2,857
Accrued research and development liabilities with service providers	4,563	8,432
Other accrued liabilities	3,632	2,882
DSU liability (note 9 (b) (ii))	2,790	2,503
	$15,525	$16,674

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.    Shareholders’ equity:

(a)	Share capital:

The authorized share capital of the Company consists of:

●an unlimited number of voting common shares with no par value; and
●an unlimited number of non-voting preferred shares, issuable in one or more series, with no par value.

Changes in issued and outstanding common shares for the years ended December 31, 2022 and 2021 were as follows:

	Number	Dollars

Balance, December 31, 2021	106,390,361	$799,391

Issued in connection with the 2022 Offering (i)	19,021,622	175,950

Issued upon stock option exercises (note 9 (b) (i))	1,155,138	1,979

Balance, December 31, 2022	126,567,121	$977,320

	Number	Dollars

Balance, December 31, 2020	78,337,361	$575,286

Issued in connection with the 2021 Offering (ii)	28,000,000	224,000

Issued upon stock options exercise (note 9 (b) (ii))	53,000	105

Balance, December 31, 2021	106,390,361	$799,391
(i)	On July 18, 2022, the Company closed an equity offering, issuing 16,540,541 common shares from treasury at a price of $9.25 per share for gross proceeds of $153,000. On July 28, 2022, the underwriters of the equity offering exercised their option to purchase additional common shares (over-allotment option), resulting in the issuance of an additional 2,481,081 common shares from treasury at a price of $9.25 per share, for additional gross proceeds of $22,950 (together, the “2022 Offering”). Share issue costs of $11,434, comprised mainly of underwriters’ commission, legal, professional and filing fees, have been charged to the deficit.
(ii)	On December 17, 2021, the Company closed an equity offering, issuing 25,000,000 common shares from treasury at a price of $8.00 per share for gross proceeds of $200,000, and on December 29, 2021, the underwriters of the equity offering partially exercised their over-allotment option to purchase additional common shares of the Company, resulting in the issuance of an additional 3,000,000 common shares from treasury at a price of $8.00 per share, for additional gross proceeds of $24,000 (together, the “2021 Offering”). Share issue costs of $14,271, comprised mainly of underwriters’ commission, legal, professional and filing fees, have been charged to the deficit.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.   Shareholders’ equity (continued):

(a)Share capital (continued):

“At-the-market” sales agreements

2022 ATM Sales Agreement

On November 14, 2022, the Company entered into an “at-the-market” (“ATM”) sales agreement (the “2022 ATM Sales Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time, sell its common shares, through ATM distributions with Jefferies acting as sales agent (the “Agent”) for aggregate gross proceeds of up to $80,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada.

The ATM expires no later than the end of the 25-month period starting August 26, 2022 and requires the Company to pay to the Agent a commission of up to 3% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the 2022 ATM Sales Agreement, at any time, in accordance with its terms. Under the terms of the 2022 ATM Sales Agreement, the Company has provided the Agent with customary indemnification rights.

During the year ended December 31, 2022, no common shares were sold under the 2022 ATM program. As at December 31, 2022, total costs incurred to register the Sales Agreement, amounting to $325, are recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position. Under an ATM program, proportional costs for commission, legal and costs related to common shares sold are reclassified from deferred financing costs to deficit upon share issuance.

2020 ATM Sales Agreement

On December 23, 2020, the Company entered into an “at-the-market” (“ATM”) sales agreement (the “2020 ATM Sales Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which it could from time to time sell through at-the-market distributions with Jefferies acting as sales agent, its common shares for aggregate gross proceeds of up to $50,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. On July 13, 2022, prior to the launch of the 2022 Offering (refer to note 9 (a) (i), the Company terminated the 2020 ATM Sales Agreement.

Prior to its termination, no common shares were ever sold under the 2020 ATM program. As a result of the termination, total costs incurred to register the Sales Agreement, amounting to $390 and previously recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position, were recorded in the consolidated statement of loss and other comprehensive loss and are presented in Finance costs.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.   Shareholders’ equity (continued):

(b)Share-based payment arrangements:

(i)Stock Option Plan:

Under its stock option plan (the “Stock Option Plan”), the Company may grant options to purchase common shares to directors, officers, employees and consultants of the Company. The provisions in the Stock Option Plan define terms and conditions of the options including vesting period, expiration date and other terms and conditions. The number of common shares to be issued is determined and approved by the Board of Directors. The exercise price of the option is equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the TSX or the Nasdaq. In general, stock options vest, on a graded basis, over a period of up to five years and have a life of 10 years from the grant date. The aggregate number of common shares reserved for issuance under this plan shall not exceed 12.5% of the total issued and outstanding common shares of the Company. The aggregate number of common shares reserved for issuance at any time to any optionee shall not exceed 5% of the issued and outstanding common shares of the Company. The aggregate number of common shares issuable or reserved for issuance to insiders of the Company under this plan and any other share compensation arrangement of the Company cannot at any time exceed 10% of the issued and outstanding common shares of the Company.

Changes in outstanding stock options issued under the Stock Option Plan for the years ended December 31, 2022 and 2021 were as follows:

		Weighted
		average
	Number	exercise price (1)

Balance, December 31, 2021	7,774,833	$3.74
Granted (2) (3) (4) (5) (6)	3,973,500	$7.22
Exercised (7)	(1,388,643)	$1.46
Forfeited	(140,967)	$5.71
Balance, December 31, 2022	10,218,723	$5.38

		Weighted
		average
	Number	exercise price (1)

Balance, December 31, 2020	6,288,166	$3.80
Granted (8) (9) (10) (11) (12)	1,708,000	$4.60
Exercised	(53,000)	$1.06
Forfeited	(168,333)	$6.34
Balance, December 31, 2021	7,774,833	$3.94
(1)	USD equivalent of stock options granted in CAD is presented at the closing rate of the corresponding year.
(2)	2,945,000 stock options were granted on February 23, 2022, having an exercise price of $7.01; 2,320,000 stock options were granted to key management personnel and 625,000 were granted to other employees.
(3)	390,000 stock options were granted to key management personnel on March 23, 2022, having an exercise price of $6.38.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.   Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):
(i)	Stock Option Plan (continued):
(4)	220,000 stock options were granted to other employees on May 11, 2022, having an exercise price of $7.85.
(5)	200,000 stock options were granted to other employees on July 15, 2022, having an exercise price of $9.39.
(6)	218,500 stock options were granted to other employees on November 14, 2022, having an exercise price of $9.00.
(7)	Of the stock options exercised, 1,155,138 common shares were issued, and 233,505 stock options were returned to the Company and cancelled as a result of the cashless exercise feature provided in the Company’s stock option plan.
(8)	1,408,000 stock options were granted on February 25, 2021, having an exercise price of $4.36; 1,171,000 stock options granted to key management personnel and 237,000 granted to other employees.
(9)	50,000 stock options were granted to key management personnel on March 30, 2021, having an exercise price of $3.83.
(10)	50,000 stock options were granted to other employees on May 10, 2021, having an exercise price of $3.92.
(11)	20,000 stock options were granted to other employees on August 11, 2021, having an exercise price of $3.10.
(12)	180,000 stock options were granted to other employees on November 10, 2021, having an exercise price of $7.04.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.   Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):
(i)	Stock Option Plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2022:

	Options outstanding		Options exercisable
		Weighted
		average
		years
Exercise price/share	Number	To expiration	Number

Stock options granted in USD
$3.83	50,000	8.2	10,000
$3.92	42,000	8.4	2,000
$4.36	1,346,000	8.2	252,400
$6.38	390,000	9.2	—
$7.01	2,922,500	9.2	—
$7.04	160,000	8.9	32,000
$7.85	220,000	9.4	—
$9.00	218,500	9.9	—
$9.39	180,000	9.5	—
Stock options granted in CAD (1)
$0.80 (CAD $1.08)	635,278	4.4	635,278
$0.93 (CAD $1.26)	1,001,114	5.1	772,225
$1.12 (CAD $1.51)	41,667	4.9	41,667
$1.51 (CAD $2.05)	8,333	5.5	—
$2.32 (CAD $3.14)	162,000	7.9	63,000
$2.64 (CAD $3.58)	28,000	7.6	10,000
$2.97 (CAD $4.03)	28,611	3.2	28,611
$3.04 (CAD $4.12)	419,000	8.0	167,000
$3.21 (CAD $4.36)	887,498	6.1	511,944
$6.19 (CAD $8.39)	512,222	6.9	307,333
$10.26 (CAD $13.91)	901,000	7.3	364,000
$10.86 (CAD $14.72)	65,000	7.4	26,000
	10,218,723	7.7	3,223,458

(1)   USD equivalent of stock options granted in CAD is presented at the closing rate.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.   Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):
(i)	Stock Option Plan (continued):

Stock-based compensation:

For the year ended December 31, 2022, the Company recorded a stock-based compensation expense related to stock options granted under the stock option plan in the amount of $10,420 in the consolidated statement of loss and other comprehensive loss; from this amount, $4,318 is presented in Research and development expenses and $6,102 is presented in General and administrative expenses (2021 - $6,353, $2,333 presented in Research and development expenses and $4,020 presented in General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life.

The weighted average assumptions for stock options granted during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021

Weighted average fair value of stock options at grant date	$5.38	$3.60
Weighted average share price	$7.22	$4.60
Weighted average exercise price	$7.22	$4.60
Risk-free interest rate	2.18%	1.00%
Expected volatility	100%	111%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.   Shareholders’ equity (continued):

(b)Share-based payment arrangements (continued):

(ii)Deferred share unit (DSU) plan:

The Company has a deferred share unit (“DSU”) plan for employees and members of the Board of Directors created to afford the Company the flexibility to offer DSUs as an alternative to cash compensation.

The price of DSUs is determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the plan. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited, multiplied by the 5-day market value weighted average price of common shares prior to the date on which a notice of redemption is filed.

For DSUs, compensation cost is measured based on the market price of the Company’s common shares from the date of grant through to the settlement date. Any changes in the market value of the Company’s common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in income.

Changes in the number of units for the years ended December 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, beginning of year	311,065	253,028
Units granted (1)	30,208	71,317
Settled	—	(13,280)
Balance, end of year	341,273	311,065
Balance of DSU liability, included in Trade and other payables	$2,790	$2,503
(1)	All DSUs were granted to key management personnel.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9.   Shareholders’ equity (continued):

(b)Share-based payment arrangements (continued):

(ii)Deferred share unit (DSU) plan (continued):

During the year ended December 31, 2022, the Company granted 30,208 DSUs having a fair value per unit of $7.62 (CAD $10.33), and none were settled. For the year ended December 31, 2021, 71,317 DSUs were granted at an average fair value per unit of $3.66 (CAD $4.63) and 13,280 DSUs having a fair value per unit of $5.64 (CAD $7.13) were settled.

As at December 31, 2022, the Company estimated the fair value of the DSU liability at $2,790, based on the market price of the Company’s common shares on the TSX on that date, of $8.17 (CAD$11.08) per share ($2,503 as at December 31, 2021). The stock-based compensation expense related to the DSU plan recorded and presented in General and administrative expenses in the consolidated statement of loss for the year ended December 31, 2022 amounted to $551, (2021 – $1,777).

The value of DSUs granted in 2022 for which services have not been rendered as at December 31, 2022 amounted to $92 and is presented in Prepaid expenses and other assets in the consolidated statement of financial position (the value of DSUs granted in 2021 for which services have not been rendered as at December 31, 2021 amounted to $103).

10.    Personnel expenses:

The aggregate compensation to personnel of the Company for the years ended December 31, 2022 and 2021 is set out below:

	2022	2021

Short-term benefits	$15,441	$8,382
Stock-based compensation expense – DSU plan	551	1,777
Stock-based compensation expense – Stock option plan	10,420	6,353
	$26,412	$16,512

11.  Net finance income:

Finance income and Finance costs for the years ended December 31, 2022 and 2021 were attributed as follows:

	2022	2021

Interest income	$5,083	$233
Foreign exchange gain	—	1,683
Finance income	5,083	1,916

Interest expense on lease liability (note 6)	(41)	(29)
Interest and bank charges	(37)	(26)
Impairment of deferred financing costs (note 9 (a))	(390)	—
Realized loss on sale of bearer deposit notes prior to maturity	(268)	—
Foreign exchange loss	(2,484)	—
Finance costs	(3,220)	(55)
Net finance income	$1,863	$1,861

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

12.  Income taxes:

Components of the income taxes for the years are as follows:

	December 31,	December 31,
	2022	2021

Current income taxes:
Current income tax expense in respect of the current year	$21	$21

Deferred income taxes:
Origination and reversal of temporary differences	(17,347)	(17,195)
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	—	(323)
Change in unrecognized deductible temporary differences	17,386	17,298
Total income tax expense (recovery)	$60	$(199)

Reconciliation of effective tax rate:

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Loss before income taxes:
Canadian operations	$(76,222)	$(71,919)
US operations	202	496
	(76,020)	(71,423)
Tax using the Company’s domestic tax rate	(20,145)	(18,927)
Change in unrecognized deductible temporary differences	17,386	17,298
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	—	(323)
Difference in tax rate of a foreign subsidiary	(5)	(12)
Non-deductible stock option expense	2,761	1,684
Permanent differences and other items	63	81
Total income tax expense (recovery)	$60	$(199)

The applicable statutory tax rate is 26.5% in 2022 and 2021. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Company operates.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

12.   Income taxes (continued):

Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities:

As at December 31, 2022 and 2021, recognized deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2022	2021	2022	2021	2022	2021
Taxes losses carried forward	$1,017	$2,536	$—	$—	$1,017	$2,536
Right-of-use assets	—	—	(152)	(226)	(152)	(226)
IPR&D asset	—	—	(680)	(2,086)	(680)	(2,086)
Trade and other receivables	—	—	(4)	(4)	(4)	(4)
Tax assets (liabilities)	1,017	2,536	(836)	(2,316)	181	220
Set off of tax	(836)	(2,316)	836	2,316	—	—
Net tax assets (liabilities)	$181	$220	$—	$—	$181	$220

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

12.   Income taxes (continued):

Deferred tax assets and liabilities (continued)

Unrecognized deferred tax assets and investment tax credits:

As at December 31, 2022 and 2021, the amounts and expiry dates of tax attributes and temporary differences for which no deferred tax assets was recognized were as follows:

	December 31, 2022		December 31, 2021
	Federal	Provincial	Federal	Provincial
Research and development expenses, without time limitation	$27,936	$27,270	$22,243	$22,872

Federal research and development investment tax credits
2037	244	—	245	—
2038	367	—	367	—
2039	396	—	396	—
2040	725	—	726	—
2041	1,242	—	763	—
2042	919	—	—	—
	$3,893	$—	$2,497	$—

Tax losses carried forward
2032	267	167	268	167
2033	707	907	708	908
2034	649	649	650	650
2035	882	882	883	883
2036	903	903	904	904
2037	1,779	1,956	1,781	1,959
2038	3,970	3,860	3,976	3,865
2039	23,305	23,156	23,340	23,191
2040	25,727	25,557	25,766	25,596
2041	59,057	58,870	58,854	58,593
2042	66,593	67,818	—	—
	$183,839	$184,725	$117,130	$116,716

Capital losses	$11,485	$11,485	$11,234	$11,234

Other deductible temporary differences, without time limitation	$21,501	$21,501	$11,468	$11,468

Deferred tax assets and investments tax credits have not been recognized in respect to these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom. The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

13.  Loss per share:

	Year ended	Year ended
	December 31,	December 31,
	2022	2021

Basic weighted average number of common shares outstanding	115,358,769	79,315,892

Basic and diluted loss per share	$(0.66)	$(0.90)

Excluded from the calculation of the diluted loss per share for the years ended December 31, 2022 and 2021 is the impact of all stock options granted under the Stock Option Plan, as they would be anti-dilutive.

Stock options granted under the Stock Option Plan could potentially be dilutive in the future.

14.  Commitments and contingencies:

(a)	Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at December 31, 2022, the Company has commitments for expenditures related to contracts with service providers for research and development activities of approximately $184,744 (approximately $15,153 as at December 31, 2021), of which $67,748 is expected to be payable in 2023, $55,203 in 2024, $42,867 in 2025 and $18,926 in 2026.

(b)	License agreements and research collaborations:

In the past the Company has entered into various agreements whereby future cash payments may be made based on criteria such as sales for certain legacy products. The Company has not recorded any provision on such agreements as the possibility of a payment is not probable.

(c)	Consulting and services agreement:

The payments under the consulting and services agreement with Picchio International Inc. (Picchio International) (refer to note 15 (b)) will amount to $184 (CAD$250) in 2023, plus the reimbursement of applicable expenses for services rendered under the agreement.

(d)	Letter of credit:

As at December 31, 2022, the Company is contingently liable for a letter of credit in the amount of $37 (CAD$50) (2021 - $40 (CAD$50)). Short-term investments are pledged under the letter of credit and are presented as non-current Other assets in the consolidated statement of financial position as at December 31, 2022.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

14.   Commitments and contingencies (continued):

(e)	Contingencies:

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. On November 16, 2021, Plaintiff stipulated to dismissal of all claims against the underwriters without prejudice. Also on November 16, 2021, the Company and the named executive officers moved to dismiss the amended complaint. On January 7, 2022, the principal investigator of the Company’s Phase 2a RELIEF trial also moved to dismiss the amended complaint. On June 17, 2022, Plaintiff filed a motion for leave to amend his complaint, which all remaining defendants opposed. On September 21, 2022, the court granted all defendants’ motions to dismiss in full, dismissing all counts, denied Plaintiff’s motion for leave to amend his complaint, and ordered the case to be closed. On September 22, 2022, all of Plaintiff’s claims were dismissed and the case was closed. Plaintiff did not file a notice of appeal within the 30-day deadline for appeal.

On July 6, 2022, a Company stockholder, Jason Gallanti (the “Canadian Plaintiff”), filed a statement of claim before the Ontario Superior Court of Justice against the Company alleging negligent misrepresentation and claims under the Ontario Securities Act (“OSA”) and equivalent provincial securities legislation relating to disclosures concerning the Company’s Phase 2a RELIEF trial. The Canadian Plaintiff seeks certification of the action as a class proceeding on behalf of those who purchased the Company’s stock on the TSX, leave to pursue statutory claims under the OSA, compensatory damages, prejudgment and post-judgment interest, and costs of the action. Following the dismissal of the Plaintiff’s claim on September 22, 2022, the Canadian Plaintiff has filed, on January 27, 2023, a motion to discontinue his claim.

No provision has been made in the financial statements for the resolution of the above matters. Resolution of litigation could have an effect on the Company’s financial statements in the period that a determination is made, however, in management’s opinion, litigation matters are not currently projected to have a material adverse effect on the Company’s financial position.

15.   Related party transactions:

(a)	There is no single ultimate controlling party.
(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $295 and $304 (CAD $381 for both years) under the consulting and services agreement for the years ended December 31, 2022 and 2021, respectively.
(c)	Key management personnel:

The Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, the Chief Scientific Officer, Senior Vice-Presidents and Directors of BELLUS Health are considered key management personnel.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

15.   Related party transactions (continued):

(c)Key management personnel (continued):

The aggregate compensation to key management personnel of the Company for the years ended December 31, 2022 and 2021 is set out below:

	2022	2021

Short-term benefits	$4,573	$2,992
Stock-based compensation expense – DSU plan	551	1,777
Stock-based compensation expense – Stock option plan	7,824	4,952
	$12,948	$9,721

16.  Segment disclosures:

Business segment:

The Company operates one segment, which is the development of therapeutic candidates for the treatment of health disorders. As at December 31, 2022 and 2021, the Company’s operations were conducted in Canada and in the United States. The Company’s non-current assets are located in Canada and in the United States. The Company’s non-current assets located in the United States amount to $1,153 as at December 31, 2022.

17.  Capital management:

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, including pipeline expansion, general and administrative expenses, working capital and overall capital expenditures.

Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements, the issuance of convertible notes, asset sales and the proceeds from research tax credits. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from collaboration and research agreements, asset sales or product licensing agreements.

Historically, when the Company had the option, it has settled its obligations through the issuance of common shares instead of in cash to preserve its liquidities to finance its operations and future growth.

The Company defines capital to include total shareholders’ equity.

The capital management objectives remain the same as previous fiscal year.

As at December 31, 2022, cash, cash equivalents and short-term investments amounted to $337,057. The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any capital requirements that are externally imposed.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

18.  Financial instruments:

(a)	Financial instruments - carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

For its financial assets and liabilities measured at amortized cost as at December 31, 2022, the Company has determined that the carrying value of its short-term financial assets and liabilities (consisting of cash, cash equivalents and short-term investments, trade and other receivables and trade and other payables) approximates their fair value because of the relatively short periods to maturity of these instruments.

(b)	Credit risk management:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company invests cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate.

As at December 31, 2022, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

(c)	Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company requires continued access to capital markets to support its operations, as well as to achieve its strategic plans. Any impediments to the Company’s ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of the Company’s financial condition or prospects, could have a materially adverse effect on the Company. In addition, the Company’s access to financing is influenced by the economic and credit market environment.

The Company manages liquidity risk through the management of its capital structure, as outlined in note 17. The Company will require additional financing in the future. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors the Company’s operating and capital budgets, as well as any material transactions.

The balance of accounts payable and accrued liabilities is due within one year. For information on the maturity of leases, as well as commitments and contingencies, see notes 6 and 14, respectively.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

18.  Financial instruments (continued):

(d)	Foreign currency risk management:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US dollar. The Company’s exposure relates primarily to changes in the US dollar versus the Canadian dollar exchange rate. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the US dollar will create volatility in the Company’s cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at the rates of exchange at each statement of financial position date, the impact of which is reported as a foreign exchange gain or loss in income. The Company holds a portion of its cash, cash equivalents and short-term investments in Canadian dollars to meet its liquidity needs in Canadian dollars, but does not use derivative financial instruments to reduce its foreign exchange exposure.

The following table provides an indication of the Company’s significant foreign currency exposures as at December 31, 2022:

December 31,
(in US dollars)	2022

Net assets denominated in Canadian dollars:
Cash and cash equivalents	$27,597
Short-term investments	22,487
Trade and other receivables	649
Research tax credit	485
Other assets	37
Trade and other payables	(4,951)
Lease liability	(547)
$45,757

Based on the Company’s net foreign currency exposure noted above, and assuming that all other variables remain constant, a hypothetical 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $4,576 in income.

The CAD to USD exchange rate applied as at December 31, 2022 was 0.7378.

BELLUS HEALTH INC.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

18.   Financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed and variable interest rate
Short-term investments	Short-term fixed interest rate

Based on the carrying amount of the Company’s variable interest-bearing financial instruments as at December 31, 2022, an assumed 1% increase or 1% decrease in interest rates during such period would have resulted in an increase/decrease of $469 in income.

Management believes that the risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Interest income presented in the consolidated statement of loss represents interest income on financial assets.

19.Subsequent event

The Company maintains bank accounts with the Silicon Valley Bank (SVB) and at December 31, 2022, less than 0.2% of its total cash, cash equivalents and short term investments was held with the SVB. As March 10, 2023, the SVB was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation (“FDIC”) was appointed as the receiver. At that time, the equivalent of 0.3% of its December 31, 2022 total cash, cash equivalents and short term investments was held with the SVB, consisting of both insured and uninsured deposits. The Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts. Subsequent to that date, the Company has been able to use these funds to pay suppliers, however an estimate of the financial effect on such deposits cannot be made at this time.